Exhibit 12.1

Baldor Electric Company

Ratio of Earnings to Fixed Charges

	Nine Months Ended Sept 30, 2006	Fiscal Year Ended
		Dec 31, 2005	Jan 1, 2005	Jan 3, 2004	Dec 28, 2002	Dec 29, 2001
(In thousands)
EARNINGS:
Income before taxes from continuing operations	$56,968	$67,295	$52,328	$39,329	$37,929	$35,532
Fixed charges	5,243	4,988	4,300	4,101	4,467	5,797

TOTAL EARNINGS:	$62,211	$72,283	$56,628	$43,430	$42,396	$41,329

FIXED CHARGES:
Interest expense	$4,562	$4,080	$3,235	$2,949	$3,454	$4,906
Approximation of interest in rental expense	681	908	1,065	1,152	1,013	891

TOTAL FIXED CHARGES:	$5,243	$4,988	$4,300	$4,101	$4,467	$5,797

RATIO OF EARNINGS TO FIXED CHARGES:	11.9	14.5	13.2	10.6	9.5	7.1

During the periods presented in this table, no preferred shares were outstanding.